SINO GREEN LAND CORPORATION
6/F No.947, Qiao Xing Road, Shi Qiao Town
Pan Yu District, Guangzhou
People’s Republic of China 511490

May 17, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attention: H. Christopher Owings, Assistant Director

Re:	Sino Green Land Corporation.
Registration Statement on Form S-1
Filed December 23, 2009
File No. 333-164006

Ladies and Gentlemen:

Sino Green Land Corporation (the “Company”), is filing amendment No. 1 to the captioned registration statement on Form S-1 in response to the questions raised by the staff of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated January 22, 2010.  The Company has filed Amendment No. 1 to the registration statement in response to the Commission’s comments.

Registration Statement on Form S-1

Cover Page

1.	Please provide a “subject to completion” legend. Refer to Item 501(b)(10) of Regulation S-K.

Response:  The subject to completion legend has been included on the cover page.

2.	We note that your common stock is quoted on the OTC Bulletin Board. Please revise your cover page to state that your securities are quoted on the OTC Bulletin Board and identify the trading symbol.

Response:  We included language on the cover page to state that the securities are quoted on the OTC Bulletin Board and we identified the trading symbol.

Organization, page 1

Prospectus Summary, page 1

3.
To assist in understanding the various entities that comprise your family of companies, please provide a chart that depicts the ownership structure you describe here. Please also explain what role each of these entities plays in your operations.

Response:  In the Organization section in the Prospectus Summary, we included a chart that depicts the ownership structure and a table that describes the relationship among the different entities and what business activities are conducted by each of them.

Securities and Exchange Commission
May 17, 2010

The Offering, page 2

4.	Please provide a brief summary of the terms of the warrants.

Response:  We have added a brief summary of the terms of the warrants in the Prospectus Summary.

5.
We note your reference to footnote 1 and your indication that the total number of shares outstanding does not include 11,363,635 shares that are issuable upon conversion of your Series A convertible preferred stock,11,363,635 shares that are subject to an option and 8,300,000 shares of common stock issuable upon exercise of warrants. Compare this disclosure with the disclosure that appears in your risk factors on page 13, where you indicate that 40,112,120 shares of common are subject to warrants and you also mention an option to purchase 6,500,000 shares and 5,200,000 warrants. Please ensure that you have consistently and clearly explained the number of shares that are not presently outstanding but are subject to issuance upon exercise or conversion of additional outstanding securities, such as you appear to have done on page 19.

Response:  We have reviewed the disclosure relating to the warrants and options and have used consistent language in the prospectus.  Since the initial filing, the option to purchase 1,000,000 shares of preferred stock was exercised, common stock warrants were exercised, and 44,015 shares of series A preferred stock were converted into 500,000 shares of common stock.  For the information of the staff, the following is a summary of shares of common stock reserved for issuance as of April 30, 2010:

Description	Shares
Reserved for issuance upon conversion of series A preferred stock	22,220,000
Reserved for issuance upon exercise of warrants issued to selling shareholders	20,000,000
Reserved for issuance upon exercise of warrants and options issued in the August 2009 private placement	19,645,454
Warrants issued in connection with the 2008 Organic Region private placement	5,115,090
Warrants issuable upon exercise of options to purchase 4,166,667 shares of common stock	3,333,333
Total	70,313,877

Risk Factors. page 4

We are dependent upon a small number of suppliers, page 5

6.
Please quantify the nature of the risk you discuss here so as to place the risk in specific terms. For example, disclose how many suppliers you have entered into long-term contracts with and how much, if any, of your products you have historically bought on shorter, less favorable terms.

Response:  The risk factor “We are dependent upon a small number of suppliers” has been revised to state that we have long-term arrangements with five suppliers and that it has not been necessary for us to purchase produce from other suppliers.  In a new risk factor, “Our proposed green foods distribution business is a new, cash intensive business,” we include a bullet point risk relating to the risk that we have no long-term supply agreements in this new business.

Securities and Exchange Commission
May 17, 2010

If We Make Any Acquisitions. page 6

7.
Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or to any offering.” Please either eliminate any such generic risks or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the first risk factor on pages 6 and 8 contain generic risk disclosure that could apply to any company and appear to be speculative with respect to your business. Please review your entire risk factor section and revise as necessary. Refer to Item 503(c) of Regulation S-K and Updated Staff Legal Bulletin No. 7 available on our website at www.sec.gov/interps/legal/cfslb7a.htm.

Response:  We have eliminated this risk factor. We have also reviewed all of the risk factors and have eliminated those that are generic risk factors and added other risk factors that relate to our present and proposed business, particularly those that highlight new risks associated with our proposed green foods distribution hub.

Risks Associated with companies conducting business in the PRC. page 7

8.
The first risk you discuss here is generic in that you do not mention any specific changes that will be adverse to you. Please either revise to discuss why PRC measures to transition to a more market-oriented economy will have a negative effect on you or remove the risk.

Response: We have revised this risk factor to include more specific language that relates to our business.

Risks Associated With Investing in our Common Stock. page 12

Because of Our Low Stock Price…page 12

9.
Considering your disclosure on page 19 that your stock has not been quoted at a price above $0.40 in the last two years, please expand your disclosure to explain your statement on page 12 under the above subheading that you do not believe your stock meets the definition of “penny stock.”

Response:  The definition of a penny stock provides that a company is not treated as a penny stock the stock of issuers that meet certain financial requirements, including average revenue of at least $6,000,000 for the last three years.  Since our revenue was more than $6,000,000 for each of the last three years, our company does not come within the definition of a penny stock.

The market for our common stock may be affected….page 13

10.	Revise to clarify how the reset provisions function under the circumstances you describe. For example, explain how the exercise prices will be adjusted if either of the events you describe take place.

Response:  Since we met the required earnings level for 2009, there is no adjustment for failure to meet this requirement.  We have expanded the disclosure to summarize the adjustment resulting for a sale of stock at a price which is less than the warrant exercise price.  A more detailed discussion of the formula is included in the discussion of the warrants under “Selling Shareholders.”

Use of Proceeds. page 13

11.
We note your disclosure on page 13 that if the warrants which overlie the shares you are registering are exercised, you will receive proceeds of approximately $1.8 million. Please state the principal purposes for which these net proceeds are intended to be used and the approximate amount intended to be used for each such purpose.

Securities and Exchange Commission
May 17, 2010

Response:  We have revised the gross proceeds from the warrant exercise to reflect the increase in the size of the offering.  We have included language stating that one of the potential uses for the proceeds is for our green food distribution hub, which has significant cash requirement.  However, our ability to use any proceeds of warrant exercises for this project is dependent upon whether and when the warrants are exercised.

Selling Shareholders page 14

12.
Please update the table that appears on page 14 as of a current date. Please also revise footnotes 2 and 3 for Silver Rock and Celenian Appreciation Fund, respectively, to explain whether the shares beneficially owned are currently outstanding or are subject to exercise or conversion. You provide similar disclosure in footnote 1 with respect to the beneficial ownership of T Squared Investments.

Response:  The selling shareholders’ table has been updated to a current date, and the footnotes have been updated to reflect current information as to each of the selling shareholders, indentifying, with respect to each selling shareholder, how many of the shares beneficially owned by the shareholder are outstanding shares and how many are issuable upon conversion of series A preferred or upon exercise of warrants.

August 2009 Private Placement. page 15

13.
On page 16, you indicate that each share of Series A Convertible Preferred Stock is convertible into 11.36 shares of common stock. The table on page 15, however, would seem to provide for a much larger conversion ratio considering, as an example only, 700 shares of Series A Convertible Preferred Stock results in 7,954,545 shares of common stock. Please revise or advise.

Response:  The ratio is 11.36 shares of common stock for each share of series A preferred stock.  The table that had been on page 15 has been corrected.

14.
We note your statement in the second full paragraph of page 16 that holders of your series A preferred stock “have no voting rights.” Based on the following discussion, it appears that holders of your series A preferred stock will have limited voting rights. Please revise or advise.

Response:  The sentence has been revised to read as follows:  “The holders of the series A preferred stock have no voting rights except as required by law or as expressly provided in the certificate of designation.”

15.
The last paragraph on page 16 states that in the event that you issue common stock at a price less than the exercise price of the $0.25 warrants, the exercise price of the warrants “is reduced on a formula basis.” Please expand your disclosure to provide this formula.

Response: The language has been revised to provide the formula.

Market for Common Stock and Shareholder Matters. page 19

16.	Please revise the first sentence of this section on page 19 to state that your common stock is quoted, as opposed to traded, on the OTC Bulletin Board.

Response:  The language has been changed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Securities and Exchange Commission
May 17, 2010

Overview. page 20

17.
In the last paragraph on page 20, you indicate that as of September 30, 2009, you had paid a total of $20.8 million. Clarify to whom and for what purposes these payments were made. We presume that you are referring to the lease agreements but your indication here is not clear. Also, the total amount you paid under lease agreements on page 27 appears to amount to a slightly lesser amount than $20.8 million. Please clarify.

Response:  The total payments, as of December 31, 2009, was approximately $21.0 million, which is stated in Note 5 of Notes to Consolidated Financial Statements.  These payments were made to the holders of the land use rights, who are not affiliated with us.

Years Ended December 31. 2008 and 2007. page 24

Gross Profit and Gross Margin, page 25

18.
We note your disclosure on page 25 that your sales prices and costs remained relatively stable between 2008 and 2007. We note your similar disclosure on page 24 regarding the first nine months of fiscal year 2009. Please discuss whether this is a trend that you expect to continue and the effect that you expect it will have on your continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response:  We included language in the discussion of gross profit and gross margin that, although our sales prices and costs remained relatively stable between 2008 and 2009, we cannot predict whether this will continue.  The relationship between our sales prices and costs can be affected by a number of factors, including government regulations, climate and weather conditions, and changes in consumer preferences.

General and Administrative Expenses, page 25

19.
You state on page 25 that your administrative expenses increased 374.9% for fiscal year 2008 versus 2007 primarily as a result of a $0.45 million increase in your business promotion expenses and daily operation expenses. Please expand your disclosure to describe the reasons for the increases in each of these categories of expenses. Also, to the extent material, please describe the reason(s) for the remaining $0.35 million increase in administrative expenses.

Response:  The discussion relating to the change in general and administrative expenses, which was approximately $1.2 million, reflects $0.5 million in expenses relating to the reverse acquisition, $0.2 million in increased compensation  and $0.4 million of legal, consulting and other expenses resulting from our status as a public company.

Liquidity and Capital Resources. page 26

20.
We note your disclosure in the fourth full paragraph on page 21 that you plan to invest in a larger processing line and packing house, including the construction of your own cold storage facility. Please expand your disclosure under “Liquidity and Capital Resources” to discuss the status of these plans, including whether you have made any capital commitments related to these plans and how you expect these plans may affect your future revenues. Refer to Item 303(a) of Regulation S-K.

Response:  The discussion under Liquidity and Capital Resources has been expanded significantly to reflect the significant additional expenses arising from the green foods distribution hub as well as the need for additional financing or other funding in order to generate the cash necessary to construct and operate this business.

Securities and Exchange Commission
May 17, 2010

21.
Please also discuss your plans to expand your business and any intentions you have to acquire more leasehold interests. In this regard, we note that you have limited working capital to enter into new leases.

Response:  The Liquidity and Capital Resources has been expanded to reflect the need for cash both for the acquisition of additional land as well as the green foods distribution hub.

22.
Please expand your disclosure to address your January 14, 2010 announcement regarding T Squared Investments LLC’s investment of an additional $1 million. Please also update the disclosure that appears on page on page 15 relating to the August 2009 Private Placement, to reflect the increased investment and beneficial ownership of the entities that participated in the private placement.

Response:  The additional investment is reflected in Liquidity and Capital Resources as well as under Selling Shareholders.

New Accounting Pronouncements, page 29

23.
We read your disclosure on page 29 which states “[w]e do not believe that the warrants that were issued by Organic Region in 2008 or by us in August 2009 are treated as derivatives under EITF 07-5.” We note you have 5,115,000 and 33,612,120 common stock warrants issued during 2008 and 2009, respectively. We also read your disclosure on page F-18 that the exercise price of the 2009 warrants decreases if your pre-tax income per share for 2009 is below certain thresholds. It is unclear how you consider pre-tax income as a valuation input in determining whether the warrants are indexed to your own stock. In this regard, please provide us the step 2 analysis under ASC 815-40-15-7C with respect to the warrants issued in August 2009. In addition, if you determine your warrants issued in August 2009 are not indexed to your own stock, then advise us how you determine their classification within equity is appropriate given your disclosure on page F-l8.

Response:  Freestanding or hybrid financial instruments discussed in paragraphs 815-40-15-5 through 15-8.  At December 31, 2009, we concluded that the warrants associated with the April 2008 Organic Region financing and the August 2009 financings did not meet the definition of a derivative financial instrument. Derivative financial instruments, as defined in the Account Standards Codification, consist of financial instruments or other contracts that contain all three of the following characteristics: i) the financial instrument has a notional amount and one or more underlying, e.g. interest rate, security price or other variable, ii) require no initial net investment and iii) permits net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments. The accounting standards define net settlement. In order for the net settlement requirement to be met, the contract must meet one of the three tests listed in the accounting standards.

Since there is no net settlement provision in the contract and no market mechanism that facilitates net settlement that would cause the contract to meet the certain criteria in the accounting standards, we analyzed the accounting standard which provides that a contract that requires delivery of the assets associated with the underlying has the characteristic of net settlement if those assets are readily convertible to cash.

Securities and Exchange Commission
May 17, 2010

An asset (whether financial or nonfinancial) can be considered to be “readily convertible to cash” only if the net amount of cash that would be received from a sale of the asset in an active market is either equal to or not significantly less than the amount an entity would typically have received under a net settlement provision.

At the time of the Organic Region financing, Organic Region was a privately owned company, and there was no market for the underlying common stock, so the warrants were not readily convertible into cash. These warrants, when assumed by us following the reverse acquisition, and the warrants issued in the August 2009 financings were also not readily convertible into cash. There was not, either at the time of issuance or at any time during 2009, any active market for our common stock. Trading was very sporadic and there were many periods of several weeks and months when there was no trading in the common stock. Further, we have a very small public float, and the number of shares of common stock which are issuable upon exercise of the warrants is a significant multiple of the public float and it would be impossible to sell the underlying shares without a material effect on the price of the common stock. Accordingly, the warrants cannot be treated as derivatives.  Therefore, these warrants were classified as equity

24.
With respect to the 2008 warrants, please provide us similar analysis including the terms of the warrants in your response. In addition, we note you did not provide disclosures related to the terms of the 2008 warrants. In that regard, we believe you should provide additional disclosures related to their terms and accounting in a footnote to the financial statements.

Response:  In 2008, we issued convertible debt that included warrants for the purchase of common stock that were contingent upon a public equity financing. The holder was entitled to purchase up to $500,000 of the company’s equity securities for 115% of the lowest cash purchase price paid for the securities by the investors in the financing. Subsequent to the reverse acquisition, we recorded a $290,091 charge to interest expense due to the warrant’s association with the convertible debt. We believe the cost is more closely aligned with the debt, and therefore should be reflected as a component of expense.

The analysis of the whether the warrants issued in 2008 are to be accounted for as derivatives is discussed in the response to comment 23.

Business, page 32

25.
Please revise this section to discuss the status of your China Green Food Distribution Hub located in the Guangzhou Yuncheng Wholesale Market as announced in your November 23, 2009 press release. Please also revise your disclosure to discuss the status of your agreement to supply green foods to East Timor, as announced in your January 11, 2010 press release. Refer to Item 101(h)(4) of Regulation S-K.

Response:  A new section, “Proposed Green Foods Distribution Hub” under “Business” was included to describe this proposed business.  Additional risk factors were included under “Risk Factors” to discuss the additional risks relating to this new business.

26.
Please provide us with your analysis regarding why your entry into the agreement to supply green foods to East Timor was not reported on a Form 8-K as it appears that the revenues you expect to generate may be material to your business.

Response:  The agreement relating to East Timor is described under “Marketing, Sales and Distribution” in the “Business” section.  This business does not yet generate any significant revenue, and we do not expect that it will be material to our business.

Securities and Exchange Commission
May 17, 2010

Our Industry and Market Trends, page32

27.
Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting the statements that you make on page 32 under the subheading “Background” regarding the 2004 USDA presentation on the world fresh food market, and under the subheading “Industry Structure” regarding the PRC’s fruit production structure. Where these statements are not supportable with independent third party data, please characterize them as your belief and tell us the basis for your belief.

Response: We included links to the sources of the information contained in this section.

Competition, page 36

28.	Please characterize as your opinion the statement that your products are viewed as high quality products by your customers. Please also tell us the basis for your belief.

Response:  The discussion of our high product quality has been revised to reflect the statements as being in our opinion, which is based on the market acceptance of our products at premium product prices.

Property page, page 39

29.	Please discuss the warehouse base you reference on page 21, located in Luo Chuan, Shaanxi.

Response: The Company does not lease a warehouse in Luo Chuan.  The warehouse is leased by the farming cooperative, and the Company is not a party to, and has no obligations with respect to, the lease. Accordingly, the reference to the lease has been deleted.

Management, page 40

Committees, page 41

30.
Under the above subheading on page 41 you state that you have one independent director. Please identify this director or provide a cross-reference to this disclosure on page 43. Refer to Item 407(a) of Regulation S-K.

Response:  We have identified the one director, Jeremy Goodwin, as the only independent director.

Executive Compensation. page 41.

Summary Compensation Table. page 41

31.
Please update your executive compensation disclosure to provide compensation information for the fiscal year ended December 31, 2009. Please refer to 217.11 of our Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:  The Summary Compensation Table has been updated to include 2009 information.

32.	Please discuss your rationale, as you state on page 42, for not including in your Summary Compensation Table the benefits given to your officers that are required by the PRC government.

Securities and Exchange Commission
May 17, 2010

Response:  Language has been included to state that the social security and medical insurance benefits are not significant and are included under “Compensation.”

Employment Agreements. page 42

33.	Please briefly explain the terms of the bonuses that were provided for in the various employment agreements.

Response:  No bonus compensation was paid to any person named in the Summary Compensation Table or to any other officer.

Consolidated Financial Statements for the Nine Months Ended September 30. 2009. Page F-1

Consolidated Balance Sheets, page F-2

34.
We note the significant increase of line item advances for construction from $497,568 as of December 31, 2008 to $2,433,900 as of September 30, 2009. However, you disclose on page F-8 that the balances are advances to suppliers which represent advances to certain vendors for purchase of their products.  If it is true that they represent advances to suppliers, please revise your balance sheet caption to properly reflect the nature of this line item. Also, explain to us the significant increase of the advances since December 31, 2008.

Response:  The caption on the balance sheet now reads “Advances.”  At December 31, 2009, the principal item under “Advances” is the payment of approximately $4 million relating to the lease for the new green foods distribution hub.  The lease is an 18-year lease which required an advance payment of approximately $4 million prior to commencement of the lease.  This $4 million payment covers the rent for the entire 18-year term of the lease.  The landlord has the obligation to construct the building.

35.
We note from Note 2 on page F-7 that you consolidated Guangzhou Greenland, a VIE, in which you are the primarily beneficiary and that your chief operating officer is the 100% owner of Guangzhou Greenland. In this regard, please explain to us why you did not reflect minority interests within equity with respect to the VIE.

Response:  Since we receive the full benefit of the operations of the VIE, there is no minority interest.

Consolidated Statements of Income and Other Comprehensive Income, page F-3

36.	Please revise your earning per share data to the nearest cent in order not to imply a greater degree of precision than exists.

Response:  The per share information is shown to the nearest cent.

Consolidated Statements of Cash Flows page F-4

37.
Please separately disclose the proceeds from the issuance of your common stock versus those from the issuance of preferred stock. In this regard, we note you commingled the two sources of financing in your presentation.

Response:  The cash flow from financing activities has been revised to separate the preferred stock financing from the common stock financing.

Securities and Exchange Commission
May 17, 2010

38.	Explain to us the nature of payment to issuance of convertible notes of $502,684 within cash flow from financing activity.

Response:  The $502,684 represents the payment of the one-year convertible note, which was paid after it matured in April 2009.

Notes to Unaudited Consolidated Financial Statements. page F-5

1. Organization and Description of Business, page F-5

39.
We note the acquisition of Zhuhai Organic was accounted for at historical cost. We also read your disclosure that one of NI Group’s stockholders who held a 13.5% interest in NI Group was also a 50% stockholder in Organic Region. Generally, only the transactions between entities under common control would be accounted for at historical cost and we are unclear if this would apply in your situation. Please advise us and disclose the ownership structures of NI and Organic Region and their relationships. Please explain to us how you determined that it is appropriate under GAAP in accounting for the transaction using historical costs given the above referenced stockholder’s 13.5% ownership interest in NI Group, or revise. Please be detailed in your response.

Response: Because the transfer was between related parties, the assets of the acquired company were carries at their historical cost and the amount by which the total purchase price exceeded the value of the assets of Zhuhai Organic and Guangzhou Organic, which was $365,755, was deemed a dividend to the shareholder in 2007. For the information of the staff, the 13.5% stockholder is Xiong Luo.

2. Basis of Presentation and Summary of Significant Accounting Policies, page F-7 and Subsequent Events, page F-12

40.
We note your disclosure that you evaluated subsequent events up to August 12, 2009, the date in which your second quarter Form 10-Q was available to be issued. Please revise this footnote to disclose the proper date through which you evaluated the subsequent events.

Response:  In the year-end financials, we said, in paragraph (s) under Note 2, that subsequent events were evaluated as of March 31, 2010.

4. Due From/(To) Related Parties. page F-14

41.
Please expand to disclose in more detail the nature of the various transactions resulting in the amounts due from/(to) affiliates. Further, disclose your policy for evaluating the collectability of these amounts due from related parties.

Response:  As of December 31, 2009, the amounts due from related parties was approximately $1,000.  We believe that this amount is fully collectible. The amounts due and from related parties arose from normal course business transactions between the parties prior to the reverse merger.  The amounts due to us which were outstanding was collected during 2009.

5. Long-Term Prepayments. page F-14

42.
We read your disclosure that you have entered into land lease and developing agreements with a number of farming cooperatives. It is unclear from your disclosure if you enter into the land leases with the farming cooperatives or the PRC government as it appears that the government owns the land in PRC. Please clarify for us and revise your disclosure.

Securities and Exchange Commission
May 17, 2010

Response:  The Government of China owns the land and granted land use rights to the farmers, who granted us a lease to the land subject to the land use rights.

43.
Please explain to us in more detail the terms of the development agreements and how you account for the agreements with the farming cooperatives in the financial statements. It appears the agreements are intangibles which offer you first priority purchase rights with respect to the production of the farming cooperatives.

Response: We have disclosed in Note 5 that these agreements give us 25 years priority purchase right to purchase the production from the land. The agreements are treated as intangibles. We recorded the lease payments as long term prepayments in our financial and amortize over the term.

44.
We note your disclosures on page 38 that you provide technological support to the farming cooperatives to enhance their productivity. In that regard, tell us and disclose the nature of the support and how you account for it in the financial statements.

Response:  We provide, at no charge, assistance to the farmers to help the farmers improve their yield and the quality of the produce.  These services include conferences to teach farmers new technologies and organizing farmers associations. There is no payment by the farmers for these services.  We treat these services as being in the nature of marketing and support services.

45.
We note your consideration of prepayments of the land leasing payments as a long term asset and that you amortize the asset using straight line method over a 25 year life. We also note your disclosures on page F-31 that the amortization or rent expenses were recorded within general and administrative expenses rather than within cost of good sold. Since you offer free rent to the farmers in exchange of your first priority purchase rights, we believe that the rent expenses should have been recorded within the cost of good sold line item as they are directly related to the purchase. Please explain

Response:  We revised the statement of income to include the amortization of the lease payments as an element of cost of goods sold.

8. Equity Transactions, page F-16

46.
We note your issuance of free standing 33,612,120 common stock warrants and 1,000,000 options to purchase Series A convertible preferred stock in connection with their private placements of common stock and Series A convertible preferred stock on August 3, 2009 and August 7, 2009. In this regard, tell us and disclose how you allocate the proceeds between the common stock/Series A convertible preferred stock, the related options and warrants.

Response:  Note 8 includes language which allocates the sales price of the equity securities among the various elements.

We issued 17,462,744 shares of common stock with 13,612,120 warrants to purchase shares in connection with a private placement, for an aggregate purchase price of $1,636,000. Of the purchase price, $523,586 was allocated to the warrants based on their fair value calculated using the Black-Scholes option pricing model. The remaining proceeds of $1,112,414 were allocated to the common stock.

Securities and Exchange Commission
May 17, 2010

We issued of an aggregate of 1,000,000 shares of series A convertible preferred stock and five-year warrants to purchase 20,000,000 shares of common stock, for which we received a total of $1,000,000. We also granted the investors an option to purchase up to 1,000,000 additional shares of Series-A preferred stock at a purchase price of $1.00 per share of Series-A preferred stock. Using Black-Scholes pricing model, the fair value of the preferred stock options was $21,689 at the grant date, the fair value of the warrants was $109,952, and the balance of $868,359 allocated to preferred stock. The embedded conversion feature had a zero value, as the net conversion rate was equal to the market price of the stock.

47.
Refer to your disclosure on page F-18 on adjustments to conversion/exercise prices. We note your disclosures of the use of “net income, as defined, per share” and “pre-tax income per share” interchangeably as thresholds in determining the various adjustments to be made to the conversion and the exercise prices of the Series A preferred stock and common stock warrants. Please clarify for us if “net income, as defined, per share” and “pre-tax income per share” refer to the same threshold and provide their definitions in your disclosures.

Response:  The appropriate term is net income, as defined, per share.  The target was met and there was no adjustment.

48.
In addition, it appears that you did not bifurcate the conversion feature of the Series A preferred stock and account for it separately as a derivative in the consolidated balance sheets. In light of the non-conventional conversion features of the Series A convertible preferred stock, please explain to us how you consider the guidance under ASC 815-10-15, 815-15-5, 25, 35 in determining your accounting for the Series A convertible preferred stock.

Response:  ASC-815-15-25-1: An embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10 if and only if, among other conditions, the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract;

The embedded derivative (conversion option) appears to be clearly and closely related to the host contract (preferred stock) because both the preferred stock and the common equity into which it is convertible are residual interests in the entity.  In other words, the preferred stock does not have characteristics of debt in terms of interest or principal payments.  Certain disclosed provisions of the preferred shares are protective in nature to their residual interest in the Company and not akin to a debt instrument. Because of these “clearly and closely related” characteristics, we believe this condition is not met and therefore bifurcation is not required.

49.
Refer to the last paragraph on page F-18. We note your disclosures that “... these warrants were classified as equity and accounted for as common stock issuance costs. Under the Black-Scholes pricing model to calculate the fair value of the warrants as of the issuance date and charge it as warrant expense for $290,091 ....” In that regard, advise us the appropriateness of your accounting under GAAP behind the recordation of the warrants within equity and expense in the income statements. We are unclear about the appropriateness of the warrants’ classification and why you did not allocate a portion of your offering proceeds based on the fair value of the warrants grant date instead of expensing it. Cite the relevant accounting literature to support your accounting.

Response:  Our response to comments 23 and 24 respond to comment 49 as well.

Report of Independent Registered Public Accounting Firm. page F-22

Securities and Exchange Commission
May 17, 2010

50.
We note that the independent auditors report refers to the financial statements of Organic Region Group Ltd. and Subsidiaries. In light of the fact that the current name of the reporting company is Sino Green Land Corporation, please revise your independent auditor’s report to refer to the financial statements of Sino Green Land Corporation (formerly Organic Region Group Ltd and Subsidiaries). Please make similar conforming changes throughout your December 31, 2008 financial statements and footnotes.

Response: These changes are reflected in the audited financial statements for 2009 and 2008, which are included in the amendment.

Consolidated Financial Statements for the year ended December 31 2008. and 2007, page F-23

51.
We note you have retroactively restated your weighted average number of shares outstanding used in your earnings per share calculations for the nine months ended September 30, 2009, and 2008. However, it does not appear that you have retroactively adjusted the weighted average shares outstanding and earnings per share in the December 31, 2008, and 2007 financial statements, please revise. Also, the historical stockholders’ equity of the accounting acquirer should be adjusted to reflect the exchange ratio and any difference in the par value of the stock, as would ordinarily be required. Share activity of the accounting acquirer in a reverse merger accounted for as a recapitalization should be recast using the ratio of shares issued by the legal acquirer in the transaction over shares of the accounting acquirer that were outstanding immediately prior to the exchange, similar to a stock split. Please revise your statements of stockholders’ equity accordingly. You may refer to the guidance in Section I.F of the Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, located on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P162_22074.

Response: The number of outstanding shares prior to the reverse acquisition has been revised in response to this comment.

Consolidated Statements of Income for the years ended December 31, 2008 and 2007 page F-24

52.
We note your presentation of “net sales” on the face of the statements of income. Please explain to us, and disclose in the notes to the financial statements, the nature of the amounts recorded as a reduction of sales to arrive at the “net sales” amount. Also, please describe how the adjustments are calculated or determined and to the extent the amounts are material, please disclose the amounts of the revenue adjustments. You may also do so parenthetically.

Response:  We do not have any returns for its business due to the nature of our fruit trading business. Thus we do not have any reduction to reach net sales. We revised “net sales” to “sales.”

Consolidated Statements of Cash lows. page F-26

53.
We note your presentation of long-term prepaid expense as related to the prepaid rent for the land leases as an investing activity. However, it appears that it should be presented as an operating activity rather than an investing activity. Please explain.

Response:  The payment of the long-term lease payment is now presented in the cash flows from operations rather than investing activity.

Notes to Consolidated Financial Statements. page F-27

Securities and Exchange Commission
May 17, 2010

2. Basis of Presentation and Summary of Significant Accounting Policies

i. Revenue Recognition, page F-31

54.
We note your statement that “[d]iscounts provided by vendors are not recognized as a reduction in sales provided the coupons are redeemable at any retailer that accepts coupons.” In that regard, please clarify in your disclosures on how the discounted coupons are issued and redeemed.

Response:  The reference to coupons has been deleted, since it does not apply to our business.

10. Income Taxes, page F-38

55.	Please revise to disclose the aggregate dollar and per share effects of the tax holiday you disclose. See SAAB Topic 11.C.

Response:  The estimated tax savings due to the tax exemption for 2009 and 2008 amounted to $1,638,000 and $1,150,000, respectively.  The net effect on basic and diluted earnings per share if the Company had the tax been payable would have been $0.01 per share and $0.02 per share, respectively.

56.
We note your disclosures that you have accumulated operating losses for income tax purposes and that you have provided full valuation allowance for the deferred tax assets arising from the losses as of December 31, 2008 and 2007. In that regard, explain to us how you have incurred these losses in light of your reporting net income and positive retained earnings in the financial statements for the periods presented. Also, please provide disclosures in accordance with ASC 740-10-50 or explain to us why you are not required to do so.

Response:  The deferred tax assets related to the net losses incurred by two of our subsidiaries, Zhuhai Organic Region Modern Agriculture Ltd. and Guangzhou Organic Region Agriculture Ltd., as well as the US parent.

Item 15. Recent Sales of Unregistered Securities, page II-2

57.
Beginning on page II-2, you disclose transactions that occurred on January 15, 2009, April 27, 2009, April 29, 2009 and August 7, 2009 in which you issued securities in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. Please either discuss why you did not file a Form D with respect to each of these transactions, or if appropriate, remove your indication that you relied on Regulation D and expand your disclosure to provide a brief synopsis of the facts that enabled you to rely on Section 4(2).

Response:  The facts relied on for the Section 4(2) exemption are included in Item 15.

Item 17. Undertakings

58.	Please revise your undertakings to utilize the language set forth in the applicable sections of Item 512 of Regulation S-K.

Response:  The undertakings have been revised.

Signatures, page II-7

Securities and Exchange Commission
May 17, 2010

59.	Please revise your signature page to ensure that it reflects the language of Form S-1. It appears that your signature currently reflects the language of Form S-3.

Response:  The signature page has been revised.

Exhibit 5.1

60.
Please have counsel revise to include a reference that the opinion is being provided by Sichenzia Ross, who serves as counsel to you. Please also specify the number and type of securities that are being offered and opined upon, rather than refer to “securities.”

Response:  Exhibit 5.1 has been revised.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are aware that we will have to file a further amendment to update the registration statement to include information for the March 31, 2010 quarter.

Very truly yours,

/s/ Anson Yiu Ming Fong
Anson Yiu Ming Fong

cc: Asher S. Levitsky P.C.